Exhibit 99.1
May 26, 2010
To Whom It May Concern:

Company Name:	JX Holdings, Inc.
Representative:	Mitsunori Takahagi, Representative Director, President
Stock listings:	First sections of the Tokyo Stock Exchange, the Osaka
Securities Exchange and the Nagoya Stock Exchange
(Code: 5020)
Contact person:	Masayoshi Yamamoto, Group Manager, Investor
Relations Group, Finance & Investor Relations
Department
Tel:	+81-3-6275-5009
Notification with respect to a Corporate Demerger (Simple Absorption Demerger)
as Part of a Reorganization of the Company as a Holding Company
with Three Core Operating Subsidiaries
As announced on October 30, 2009 and in accordance with the business integration agreement1 executed on October 30, 2009, at the meeting of the Board of Directors today, JX Holdings, Inc. (the “Company”; Headquarters: 2-6-3 Otemachi, Chiyoda-ku, Tokyo. President: Mitsunori Takahagi) resolved that through the corporate demerger method, the Company will succeed to such assets and liabilities, and rights and obligations including the contractual status of Nippon Oil Corporation (“Nippon Oil,” a wholly-owned subsidiary) and Nippon Mining Holdings, Inc. (“Nippon Mining,” a wholly-owned subsidiary) that relate to the management function of the holding company including subsidiary management.
As the corporate demerger will take the form of a simple absorption demerger involving wholly-owned subsidiaries, the public announcement omits some disclosure items and details.
It was also resolved that, following the demerger, the JX Group companies2 will be reorganized into a group with three core operating subsidiaries. In accordance with its initial plans, as of July 1, 2010, the JX Group will operate as a holding company with three core operating subsidiaries: JX Nippon Oil & Energy Corporation, JX Nippon Oil & Gas Exploration Corporation, and JX Nippon Mining & Metals Corporation.
1 The business integration agreement between Nippon Oil and Nippon Mining.
2 Nippon Oil, Nippon Mining, Nippon Petroleum Refining Co., Ltd. (wholly-owned subsidiary of Nippon Oil), Nippon Oil Exploration Limited (wholly-owned subsidiary of Nippon Oil), Japan Energy Corporation (wholly-owned subsidiary of Nippon Mining), Japan Energy Development Co., Ltd. (wholly-owned subsidiary of Japan Energy), and Nippon Mining & Metals Corporation (wholly-owned subsidiary of Nippon Mining).
1.	Purposes of corporate demerger
The Company was established on April 1, 2010 through a joint share transfer between Nippon Oil and Nippon Mining, as the first phase of the business integration. The second phase of the business integration is the reorganization of the Company as a holding company with three core operating subsidiaries, effective July 1, 2010, with the aim of transferring to the Company the such assets and liabilities, and rights and obligations including the contractual status of Nippon Oil and Nippon Mining that relate to the management function of the holding company including subsidiary management.
2.	Summary of the corporate demerger (absorption demerger)
(1)	Schedule of the corporate demerger

Date of Board of Directors decision approving	May 26, 2010
the corporate demerger agreement

Date of execution of the corporate demerger agreement	May 26, 2010

Scheduled date of the corporate demerger	July 1, 2010
(Effective date)
Note: This corporate demerger is a simple absorption demerger under Article 796 Clause 3 of the Companies Act of Japan. As this corporate demerger qualifies as a simplified absorption demerger under Article 784 Clause 1 of the Companies Act of Japan with respect to Nippon Oil and Nippon Mining, approval by the shareholders meeting of none of the Company, Nippon Oil and Nippon Mining is required.
(2)	Method of the corporate demerger

The corporate demerger is an absorption demerger with the Company as the successor company and Nippon Oil and Nippon Mining as the demergerd companies.

(3)	Details of allocation of the corporate demerger

The corporate demerger involves a parent company and its wholly-owned subsidiaries and therefore no consideration including allocation of shares or otherwise will be issued.

(4)	Handling of warrants for new shares and/or bonds convertible into new shares in the demerged companies

Not applicable.

(5)	Increase in capital resulting from the reorganization

There will be no increase in the Company’s capital resulting from the reorganization.

(6)	Rights and obligations that the Company will succeed to as a result of the reorganization

The successor company will acquire such assets and liabilities, and rights and obligations including the contractual status of Nippon Oil and Nippon Mining that relate to the management function of the holding company including subsidiary management.

(7)	Expectations of fulfilling liabilities

The Company believes that the liabilities that the successor company should succeed to have no issues with regard to the certainty of fulfillment.

3.	Summary of companies subject to the corporate demerger (as of April 1, 2010)

(1) Name	JX Holdings ,Inc. (successor company)	Nippon Oil Corporation (demerged company)	Nippon Mining Holdings, Inc. (demerged company)
(2) Headquarters location	2-6-3 Otemachi, Chiyoda-ku, Tokyo	1-3-12, Nishi-Shimbashi, Minato-ku, Tokyo	2-10-1, Toranomon, Minato-ku, Tokyo
(3) Representative	Mitsunori Takahagi, Representative Director, President	Shinji Nishio, Representative Director, President	Mitsunori Takahagi, Representative Director, President
(4) Business	Management and administration, and associated activities, of subsidiaries engaged in the refining and marketing, E&P of oil and natural gas, and metals businesses and other group companies.	Petroleum product refining and marketing, gas imports and marketing, electric power generation and marketing.	Management and administration of subsidiaries active in the manufacturing and marketing of petroleum products, nonferrous metal products, and electronic materials processing products.
(5) Capital	¥100,000 million	¥139,437 million	¥73,920 million
(6) Date of founding	April 1, 2010	May 10, 1888	September 27, 2002
(7) Number of issued shares	2,495.49 million shares	1,464.51 million shares	928.46 million shares
(8) Fiscal year ends:	March 31	March 31	March 31
(9) Main shareholder (percentage)	Japan Trustee Services Bank, Ltd. (trust account) (6.8%, estimated)	JX Holdings, Inc. (100.0%)	JX Holdings, Inc. (100.0%)

(10) Financial condition and business results (consolidated earnings for the fiscal year ended March 31, 2010)

	JX Holdings	Nippon Oil	Nippon Mining
Net assets	—	¥1,059,089 million	¥706,563 million
Total assets	—	¥4,129,232 million	¥2,067,507 million
Net assets per share	—	¥658.54	¥646.04
Net sales	—	¥5,774,279 million	¥3,233,738 million
Operating income	—	¥86,735 million	¥43,738 million
Ordinary income	—	¥113,302 million	¥73,967 million
Net income	—	¥43,295 million	¥29,811 million
Net income per share	—	¥29.70	¥32.17

Note: There is no information to disclose for JX Holdings as it was established on April 1, 2010.

4.	Summary of business divisions to be succeeded
(1)	Business details of divisions to be succeeded

Business relating to the management and administration of subsidiaries

(2)	Items and values of assets and liabilities to be succeeded (June 30, 2010 expected)

	Nippon Oil (Note 1)	Nippon Mining (Note 2)
Current assets	¥37.0 billion	¥38.0 billion
Non-current assets	¥754.0 billion	¥501.0 billion
(Total assets)	¥791.0 billion	¥539.0 billion
Current liabilities	¥59.0 billion	¥38.0 billion
Non-current liabilities	¥600.0 billion	¥276.0 billion
(Total liabilities)	¥659.0 billion	¥314.0 billion

Note 1: Includes assets and liabilities transferred from Nippon Petroleum Refining Co., Ltd. and Japan Energy Corporation

Note 2: Includes assets and liabilities to be transferred from Nippon Mining & Metals Co., Ltd.
5.	Listed company after the corporate demerger

None of the Company’s name, business, headquarters location, title or name of representative, capital, and fiscal year will change.

6.	Future outlook

The effect of the planned reorganization of the Company on consolidated earnings will be minimal as it is a simple absorption demerger involving a parent company and its wholly-owned subsidiaries.
End of Document
Cautionary Statement Regarding Forward-Looking Statements
This notice contains certain forward-looking statements. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “ intends”, “should”, “seeks”, “estimates”, “future” or similar expressions or by discussions of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this notice, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; and (4) changes in tax and other laws and the effect of changes in general economic conditions. Additionally, please refer to the following pages for further information regarding assumptions used for forecasting the above business results.

Reference: Concept of reorganization of the Company as a holding company with three core operating subsidiaries
(Supplemental information)
1.	Core operating subsidiaries

(1)	JX Nippon Oil & Energy (Refining and Marketing)

Once Nippon Oil, Nippon Petroleum Refining, and Japan Energy merge, the management function of the holding company including subsidiary management will be transferred to the Company, and the E&P of oil and natural gas operation will be transferred to Nippon Oil Exploration Limited.

(2)	JX Nippon Oil & Gas Exploration (E&P of Oil and Natural Gas)

From the merged entity of Nippon Oil, Nippon Petroleum Refining and Japan Energy, the E&P of oil and natural gas operation will be transferred through the corporate demerger method to Nippon Oil Exploration Limited, and then Nippon Oil Exploration Limited and Japan Energy Development Co., Ltd. will merge.

(3)	JX Nippon Mining & Metals (Metals)

Once Nippon Mining Holdings and Nippon Mining & Metals merge, JX Nippon Mining & Metals will be formed through the corporate demerger method, and the management function of the holding company including subsidiary management will be transferred to JX Holdings.

2.	Other group companies
(1)	Listed subsidiaries and common group function companies and independent companies (companies that perform common functions for group companies, and also operate their own businesses) will become direct subsidiaries of the Company.

(2)	Group companies engaged in the core businesses of refining and marketing, E&P of oil and natural gas, and metals will become subsidiaries of the respective core operating subsidiaries.